Exhibit 99.1

Safe-T Announces Strategic Partnership with esc Aerospace and First SDP Order in Germany

Herzliya, Israel, September 17, 2018 – Safe-T Group Ltd. (NASDAQ, TASE: SFET) today announced the signing of a reseller agreement with esc Aerospace GmbH (“esc Aerospace”), a leading producer of software and hardware for the aerospace, IT, communications, defense, transportation and automation industries. The new strategic partnership will introduce Safe-T’s innovative products to esc Aerospace’s wide customer base in the DACH region (Germany, Austria and Switzerland), including customers in the aerospace and defense verticals.

esc Aerospace, headquartered in Orlando, Munich and Prague (with offices in Vienna, Sofia, Kiev and Cracow), offers technologies and industry expertise to customers in the DACH region, several other European countries, and the United States.

In addition, Safe-T has received its first purchase order for its new, recently launched, Software-Defined Perimeter (SDP) product, by a leading customer from Germany. The SDP, which is built from Safe-T’s Secure Data Access (SDA) and Secure Data Exchange (SDE), is designated to reduce cyber-attacks by masking mission-critical data at the perimeter, limiting access to authorized and intended entities or individuals, on premise or in the cloud, while providing unified control and management of data without compromising business operations and without interfering with the user’s experience.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses that the reseller agreement will introduce Safe-T’s products in the DACH region, including to customers in the aerospace and defense verticals. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC 917-607-8654 msegal@ms-ir.com